(m)(2)(ii)

May 1, 2012

ING Variable Portfolios, Inc. 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Variable Portfolios, Inc. Shareholder Service and Distribution Plan

Ladies and Gentlemen:

ING Investments Distributor, LLC (“IID”), formerly, ING Funds Distributor, LLC hereby waives a portion of the distribution fee payable to IID for ING International Index Portfolio, a series of ING Variable Portfolios, Inc. (“IVPI”), pursuant to the IVPI Shareholder Service and Distribution Plan for Class ADV Shares (the “Distribution Plan”) in an amount equal to 0.01% per annum on the average daily net assets attributable to Adviser Class Shares as if the distribution fee specified in the Distribution Plan were 0.24%. By this letter, we agree to waive that fee for the period May 1, 2012 through May 1, 2013.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/ Michael J. Roland
Michael J. Roland Executive Vice President

Agreed and Accepted: ING Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC